Filed Pursuant to Rule 433

Registration No. 333-226056

and 333-226056-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

March 1, 2019

Issuer:	NextEra Energy Capital Holdings, Inc.

Designation:	3.30% Debentures, Series due August 15, 2022

Registration Format:	SEC Registered

Principal Amount:	$400,000,000

Date of Maturity:	August 15, 2022

Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15, beginning August 15, 2019

Coupon Rate:	3.30%

Price to Public:	99.956% of the principal amount thereof

Benchmark Treasury:	2.500% due February 15, 2022

Benchmark Treasury Yield:	2.514%

Spread to Benchmark Treasury Yield:	80 basis points

Reoffer Yield:	3.314%

Redemption:	Redeemable at any time, at 100% of the principal amount plus any accrued and unpaid interest plus make-whole premium at a discount rate equal to Treasury Yield plus 15 basis points.

Trade Date:	March 1, 2019

Settlement Date:*	March 6, 2019

CUSIP / ISIN Number:	65339K BD1/US65339KBD19

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa1” (stable)

S&P Global Ratings	“BBB+” (stable)

Sole Book-Running Manager:

Credit Suisse Securities (USA) LLC

*	It is expected that delivery of the Debentures will be made against payment therefor on or about March 6, 2019, which will be the third business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+3, purchasers who wish to trade the Debentures on the date of pricing of the Debentures should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated March 1, 2019.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.